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                                                                 Exhibit (a)(35)



[GRAPHIC]

To:               Dime and North American Associates

From:             Larry Toal

Date:             July 6, 2000


         I am very pleased to announce that, as a result of the review of strategic alternatives by our Board and senior management, we have reached an agreement for Warburg, Pincus Equity Partners, L.P. & affiliates to make a capital investment of $238 million in Dime. In addition, we announced that Tony Terracciano, the former Chief Executive Officer of First Fidelity, has been elected Chairman of the Board of Directors of Dime Bancorp, Inc.. I will, of course, continue as Chief Executive Officer of both Dime Bancorp and The Dime Savings Bank of New York as well as Chairman of the bank.

         The decision of Warburg Pincus, a highly regarded private equity investment firm with a history of successful investments in the financial services industry, represents strong validation of our performance, affirmation of our strategy and an expression of confidence in our future and potential. Furthermore, it is a tribute to every Dime and North American associate and the contribution each of you has made to our success. This investment opens a brand new chapter in the history of this institution and, at the same time, offers expanded career opportunities for our staff.

         Similarly, Tony's decision of join our team underscores the fact that Dime's best days are ahead of us. I worked with Tony at Chase Manhattan a number of years ago and I can assure you that he brings a wealth of experience and expertise to Dime. I look forward to having his advice and counsel as we move forward.

         For your information, I have attached a copy of the press release that was issued this afternoon. In addition, we are making arrangements to have our chart presentation to institutional investors posted on the Internet and will provide you access information as soon as it is available. I know that you will have many questions not addressed in the press release and the investor materials; please pass them along to your manager or e-mail them directly to me. We will distribute a more detailed Q&A as soon as possible.

         While this is a watershed announcement, it brings with it a set of exciting new challenges. In meeting those challenges, I am counting on each and every employee to continue to deliver the
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best products and services we possible, can to our customers.

         In summary, I am very pleased with the outcome of our strategic review because it recognizes both the job that has been done over the past several years and the future potential of Dime. I want to thank each of you for your understanding and cooperation over the last several months. I am very proud of the Dime team for exhibiting true "Dime Pride" and extraordinary professionalism in a very difficult period. I am confident that you will respond to the challenges ahead with your typical enthusiasm and commitment.